Exhibit 99.1

Hywin Holdings Announces Unaudited Financial Results for the Third Quarter of Fiscal Year 2021 (Ended March 31, 2021)

SHANGHAI, China, June 7, 2021 (GLOBE NEWSWIRE) -- Hywin Holdings Ltd. ("Hywin Wealth", “Hywin”, or the "Company", NASDAQ: HYW), a leading wealth management service provider in China, today announced its unaudited financial results for the third quarter of fiscal year 2021 (ended March 31, 2021).

Third Quarter Fiscal 2021 Highlights

•	Number of clients[1] increased by 13.5% to 124,043 as of March 31, 2021 from 109,277 as of March 31, 2020.

•	Number of active clients[2] increased by 24.7% to 29,064 from 23,302 in the same period of 2020.

•	Aggregate transaction value of wealth management products distributed on the Company’s platform increased by 22.5% to RMB21.66 billion from RMB17.67 billion in the same period of 2020.

o	Transaction value of wealth management products per relationship manager increased by 32.4% to RMB13.67 million from RMB10.33 million in the same period of 2020.

•	Net revenues increased by 46.5% to RMB462.80 million (US$71.41 million) from RMB315.88 million in the same period of 2020.

o	Net revenues per relationship manager increased by 58.3% to RMB292,173 from RMB184,618 in the same period of 2020.

•	Net income increased by 97.6% to RMB61.87 million (US$9.55 million) from RMB31.31 million in the same period of 2020.

•	Basic and Diluted earnings per American Depositary Share ("ADS") were RMB2.46 (US$0.38), compared to RMB1.25 in the same period of 2020.

1 Clients are those who had conducted at least one transaction with the Company.

2 Active clients are those who purchased products distributed by the Company during the specified period or those who maintained as holders of the Company’s products within the given period.

Ms. Wang Dian, Chief Executive Officer and Director of Hywin Holdings Ltd., commented, “In this quarter, we maintained robust growth in our client numbers and business volumes. This powered year-over-year increases of 22.5%, 46.5% and 97.6% in our wealth management product transaction value, net revenues, and net income, respectively. These achievements attest to our effectiveness in monetizing client relationships through segmented propositions and continued discovery of client needs, whilst unlocking efficiency gains through our technology and our transition into a nimble organization. Our relationship managers continued to increase their productivity, with net revenues per relationship manager increasing by 58.3% from the same period of 2020. This was accomplished by our investment in training, systematic cross-selling, and a gradual move from cash-based to equity-based incentives, which encourages an entrepreneurial pursuit of long-term success.”

Mr. Zhou Huichuan, Chief Financial Officer of Hywin Holdings Ltd., stated, “During this quarter, our strong net income growth was reinforced by our disciplined cost control. We also continued to execute our IBM-assisted digital transformation program, which further improved our operating efficiency. Looking forward, we will continue to leverage technology to optimize our cost structure and further improve our client services to augment sustained growth.”

Third Quarter Fiscal 2021 Financial Results

Net Revenues

Total net revenues in the quarter ended March 31, 2021 increased by 46.5% to RMB462.80 million (US$71.41 million) from RMB315.88 million in the same period of 2020.

•	Net revenues from wealth management services in the quarter ended March 31, 2021 increased by 49.9% to RMB425.50 million (US$65.65 million) from RMB283.91 million in the same period of 2020, mostly due to expanded volumes in privately-raised products and the resultant increase in blended margins.

•	Net revenues from insurance brokerage services in the quarter ended March 31, 2021 decreased by 14.7% to RMB25.77 million (US$3.98 million) from RMB30.20 million in the same period of 2020, as travel restrictions related to the pandemic remained in place.

•	Net revenues from asset management services in the quarter ended March 31, 2021 increased by 265.5% to RMB5.33 million (US$0.82 million) from RMB1.46 million in the same period of 2020, driven by growing client interest in offshore funds and discretionary mandates managed by the Company.

•	Net revenues from other services in the quarter ended March 31, 2021 were RMB6.20 million (US$0.96 million), mostly attributed to the Company’s technology consulting services and other value-added services.

Operating Cost and Expenses

Total operating cost and expenses in the quarter ended March 31, 2021 increased by 35.8% to RM370.98 million (US$57.24 million) from RMB273.23 million in the same period of 2020, in line with the net revenue growth.

•	Cost of compensation and benefits in the quarter ended March 31, 2021 increased by 37.5% to RMB231.26 million (US$35.68 million) from RMB168.15 million in the same period of 2020, due to increased average business volume per relationship manager.

•	Sales and marketing expenses in the quarter ended March 31, 2021 increased by 21.7% to RMB75.94 million (US$11.72 million) from RMB62.41 million in the same period of 2020, due to increased marketing and sales activities.

•	General and administrative expenses in the quarter ended March 31, 2021 increased by 19.4% to RMB50.97 million (US$7.87 million) from RMB42.68 million in the same period of 2020, due to increased administrative personnel expenses in line with the expanded business scale.

•	Other costs in the quarter ended March 31, 2021 were RMB 12.81 million (US$1.98 million), mainly due to scheduled cost recognition related to our ESOP.

Income from Operations

As a result of the foregoing, income from operations in the quarter ended March 31, 2021 increased by 115.3% to RMB91.82 million (US$14.17 million) from RMB42.65 million in the same period of 2020.

Net Income

Net income in the quarter ended March 31, 2021 increased by 97.6% to RMB61.87 million (US$9.55 million) from RMB31.31 million in the same period of 2020.

Earnings per ADS

Basic and diluted earnings per ADS in the quarter ended March 31, 2021 were both RMB2.46 (US$0.38), compared to RMB1.25 in the same period of 2020. Each ADS represents two of the Company’s ordinary shares.

Balance Sheet

As of March 31, 2021, the Company had RMB404.14 million (US$61.50 million) of cash and cash equivalents and restricted cash, compared to RMB188.39 million as of June 30, 2020.

Business Outlook

For the quarter ended June 30, 2021, the Company expects its net revenues to continue to increase to be between RMB480 million and RMB510 million. This forecast only reflects the Company’s current and preliminary views on the market and operational conditions, which are subject to change.

Recent Developments

On May 13, 2021, Hywin won the “The Top 5 Most Influential Wealth Managers in China 2020” award from CVINFO, a renowned publication for China’s private equity and venture capital industry, as a recognition of Hywin’s contribution in connecting leading alternative asset managers with high-quality limited partners such as high-net-worth individuals and institutional investors.

On May 15, 2021, Hywin entered into a collaboration agreement with WIND Info, a leading financial and market information provider in China, pursuant to which WIND Info will publish reports produced by Hywin Research Institute. This is a recognition of Hywin’s thought leadership on macroeconomics and investment management in China.

Conference Call Information

The Company’s management team will hold a Direct Event conference call on Monday, June 7, 2021, at 8:00 A.M. Eastern Time (8:00 P.M. Beijing Time on the same day) to discuss the financial results. Details for the conference call are as follows:

Event Title:	Hywin Holdings Third Quarter Fiscal 2021 Earnings Conference Call

Conference ID:	9388996

Registration Link:	http://apac.directeventreg.com/registration/event/9388996

All participants must use the link provided above to complete the online registration process in advance of the conference call. Upon registering, each participant will receive a set of participant dial-in numbers, the Direct Event passcode, and a unique access PIN, which can be used to join the conference call.

A replay of the conference call will be accessible through June 15, 2021, by dialing the following numbers:

International:	+612-8199-0299

United States Toll Free:	+1-855-452-5696

Mainland China Toll Free:	400-632-2162

Hong Kong, China Toll Free:	800-963-117

Access Code:	9388996

A live and archived webcast of the conference call will also be available at the Company’s investor relations website at ir.hywinwealth.com.

Exchange Rate

This press release contains translations of certain RMB amounts into U.S. dollars at specified rates solely for the convenience of readers. Unless otherwise noted, all translations from RMB to U.S. dollars in this press release were made at a rate of RMB6.57133 to US$1.00 for figures on the balance sheet as of March 31, 2021, RMB6.48134 to US$1.00 for figures on the income statement for the three months ended March 31, 2021, and RMB6.67384 to US$1.00 for figures on the income statement for the nine months ended March 31, 2021.

About Hywin Holdings Ltd.

Hywin (NASDAQ: HYW) is the third largest independent wealth management service provider in China, with a 7.5% market share in terms of 2019 transaction value, according to China Insights Consultancy. The Company’s primary services are wealth management, insurance brokerage, and asset management. Wealth management is currently the Company’s largest business segment, in which its onshore and offshore solution platform serves clients across generations. For more information, please visit https://ir.hywinwealth.com/

3 China Foreign Exchange Trade System USD/RMB mid-point rate on March 31, 2021.

4 An appropriately weighted average exchange rate for the reporting period.

Safe Harbor Statement

This press release contains statements that may constitute “forward-looking” statements pursuant to the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “anticipate,” “estimate,” “plan,” “project,” “forecast,” “outlook,” “potential,” “continue,” “ongoing,” “expect,” “aim,” “believe,” “intend,” “may,” “should,” “will,” “is/are likely to,” “could” and similar statements. Statements that are not historical facts, including statements about the Company's beliefs, plans, and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. Further information regarding these and other risks is included in the Company's filings with the SEC. All information provided in this press release is as of the date of this press release, and the Company does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

Investor Contact:

Hywin Holdings Ltd.

Jiawei Shen

Email: ir@chyjr.com

ICR, Inc.

Robin Yang

Phone: +1 212-537-5797

Email: HywinIR@icrinc.com

Media contact:

ICR, Inc.

Ker Zheng

Phone: +86 139-2280-3249

Email: HywinPR@icrinc.com

HYWIN HOLDINGS LTD.
CONSOLIDATED STATEMENTS OF INCOME AND COMPREHENSIVE INCOME

(In thousands, except for per ADS data and percentages)

(unaudited)

	3/31/2020	3/31/2021	3/31/2021
	3 months ended,	3 months ended,	3 months ended,
	RMB'000	RMB'000	USD'000	Change
Net Revenues
-Wealth management	283,912	425,503	65,651	49.9%
-Assets management	1,458	5,329	822	265.5%
-Insurance brokerage	30,200	25,772	3,976	(14.7)%
-Other	311	6,198	957	1,892.9%
Total Revenue	315,881	462,802	71,406	46.5%

Operating Costs and Expenses
-Compensation and benefits	168,150	231,258	35,681	37.5%
-Share-based compensation	-	12,812	1,977	N/A
-Sales and marketing expenses	62,405	75,939	11,716	21.7%
-General and administrative expenses	42,675	50,973	7,865	19.4%
Total Operating Costs and Expenses	273,230	370,982	57,239	35.8%

Income from operations	42,651	91,820	14,167	115.3%

Other income/(expenses)
-Interest income, net	106	704	109	564.2%
-Other non-operation expense, net	1,446	(2,206)	(341)	(252.6)%
Total Other Income/(expenses)	1,552	(1,502)	(232)	(196.8)%

Income before tax	44,203	90,318	13,935	104.3%
Income tax expense	12,893	28,450	4,389	120.7%
Net income	31,310	61,868	9,546	97.6%

Other comprehensive Income
-Foreign currency translation Loss/(gain)	2,360	616	95	(73.9)%
Comprehensive Income	28,950	61,252	9,451	111.6%

Profit attributable to shareholders	31,310	61,868	9,546	97.6%

Income per ADS
Income per ADS basic and diluted	1.25	2.46	0.38	96.8%

HYWIN HOLDINGS LTD.
CONSOLIDATED STATEMENTS OF INCOME AND COMPREHENSIVE INCOME

(In thousands, except for per ADS data and percentages)

(unaudited)

	9 months ended,	9 months ended,	9 months ended,
	3/31/2020	3/31/2021	3/31/2021
	RMB'000	RMB'000	USD'000	Change
Net Revenues
-Wealth management	858,375	1,248,930	187,139	45.5%
-Assets management	2,807	12,016	1,800	328.1%
-Insurance brokerage	72,179	53,003	7,942	(26.6)%
-Other	311	18,160	2,722	5,739.2%
Total Revenue	933,672	1,332,109	199,603	42.7%

Operating Costs and Expenses
-Compensation and benefits	511,919	725,094	108,648	41.6%
-Share-based compensation	(369)	12,812	1,920	(3,572.1)%
-Sales and marketing expenses	182,256	246,727	36,969	35.4%
-General and administrative expenses	127,933	144,717	21,684	13.1%
Total Operating Costs and Expenses	821,739	1,129,350	169,221	37.4%

Income from operations	111,933	202,759	30,382	81.1%

Other income/(expenses)
-Interest income, net	279	1,336	200	378.9%
-Other non-operation expense, net	(870)	5,476	821	(729.4)%
Total Other Income/(expenses)	(591)	6,812	1,021	(1,252.6)%

Income before tax	111,342	209,571	31,403	88.2%
Income tax expense	34,613	64,016	9,593	84.9%
Net income	76,729	145,555	21,810	89.7%

Other comprehensive Income
-Foreign currency translation Loss/(gain)	3,807	(9,759)	(1,462)	(356.3)%
Comprehensive Income	72,922	155,314	23,272	113.0%

Profit attributable to shareholders	76,729	145,555	21,810	89.7%

Income per ADS
Income per ADS basic and diluted	3.07	5.81	0.87	89.3%

HYWIN HOLDINGS LTD.
CONSOLIDATED BALANCE SHEETS

(unaudited)

	6/30/2020	3/31/2021	3/31/2021
	RMB'000	RMB'000	USD'000
ASSETS
Current assets
Cash and cash equivalents	108,358	310,015	47,177
Restricted cash	80,027	94,129	14,324
Accounts receivable, net	403,693	516,617	78,617
Due from related parties, net	321,772	173,496	26,402
Deposits, prepayments and other current assets	43,451	58,684	8,931
Total Current Assets	957,301	1,152,941	175,451

Non-current assets
Property and equipment, net	34,116	20,078	3,055
Intangible assets, net	29,423	26,165	3,982
Long-term prepayments	1,808	4,513	687
Deferred Tax Asset	2,583	324	49
Total Non-current Assets	67,930	51,080	7,773

Total Assets	1,025,231	1,204,021	183,224

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current Liabilities
Commission payable	84,857	89,616	13,637
Investors’ deposit	74,262	86,984	13,237
Income Tax Payable	115,432	111,656	16,991
Due to related parties	59,254	96,775	14,727
Other payable and accrued liabilities	168,887	151,315	23,028
Total Current Liabilities	502,692	536,346	81,620

Non-current liabilities
Commission payable-non current	18,321	11,850	1,803
Deferred Tax Liability	3,961	3,806	579
Total Non-current Liabilities	22,282	15,656	2,382

Total Liabilities	524,974	552,002	84,002

Shareholders' Equity
Ordinary shares (US$0.0001 par value; authorized 500,000,000 shares; issued and outstanding 50,000,000 shares as of June 30, 2020 and 56,000,000 shares as of March 31, 2021)	34	37	6
Additional paid-in capital	500,581	497,026	75,636
Statutory reserves	52,959	52,959	8,059
Accumulated gain/(loss)	(47,056)	98,499	14,989
Other comprehensive income/(loss)	(6,261)	3,498	532

Total Shareholders' equity	500,257	652,019	99,222

Total Liabilities and Shareholder's equity	1,025,231	1,204,021	183,224